Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No: 1-07627

On June 3, 2011, Holly Corporation sent the following letter to its customers and suppliers:

[form of letter]

June 3, 2011

Valued Customers and Suppliers:

On February 22, 2011, Frontier Oil Corporation and Holly Corporation announced their intention to merge. We are pleased to report the merger is on schedule for a July 1 closing date.

Our combined company is expected to have a market capitalization in excess of $6 billion which would make us the 2nd largest publicly traded independent refining company based on valuation. The combined company’s five refineries in El Dorado, KS, Tulsa, OK, Artesia, NM, Cheyenne, WY, and Woods Cross, UT will have a total capacity of approximately 450,000 barrels per day. We expect to have a strong balance sheet with over $1 billion of cash and a new $1 billion credit facility that will provide us with the liquidity to conduct current business and position us well for future growth. The merged company will be headquartered in Dallas, Texas, with offices in Denver, Tulsa, Phoenix, Philadelphia, Albuquerque, Midland, Artesia, Salt Lake City/Woods Cross, El Dorado, Cheyenne, Columbus, Jackson, and Oakland.

Effective upon the close of the merger, the counterparty for Holly customers and suppliers will be HollyFrontier Refining & Marketing LLC. This will simply be a name change. For Frontier customers and suppliers, your Frontier counterparty may change. You may also receive one or more separate letters from our tax and credit departments if any updated documents are needed in those areas due to the merger. Please inform all areas within your company that may be impacted by the change.

For the vast majority, it will be “business as usual” with the same sales, purchasing, scheduling, logistics, customer service, and other back-office and support contacts you have dealt with in the past. Where there are new account responsibilities, your new representative will be contacting you soon. We will make every effort to make the transition as seamless as possible. We will provide contact information for the combined company closer to the closing date. Please contact your current Holly or Frontier representative if you have any questions or comments.

As HollyFrontier, we will be able to put the resources of a larger company to work while maintaining the “small company feel,” all with the same objective – to better serve you. Although much will be new, our resolve to be your preferred supplier and/or customer remains the same, as does our commitment to serving your evolving needs. We look forward to bringing the combined resources of our companies to serve and grow your business.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.